Exhibit B
ARGYLE SECURITY, INC.
STANDSTILL AND PROTECTIVE MEASURES AGREEMENT
THIS STANDSTILL AND PROTECTIVE MEASURES AGREEMENT (this “Agreement”) is made as of March 30, 2010, by and among Argyle Security, Inc., a Delaware corporation (the “Company”), and the Investors listed on Exhibit A hereto.
WHEREAS, the Investors beneficially own an aggregate of 5,369,800 shares of Common Stock, which include: (i) 1,900,200 shares directly held, (ii) 742,300 shares issuable upon conversion of 11,327 shares of Series A Convertible Preferred Stock and (iii) 2,727,300 shares issuable upon conversion of 27,273 shares of Series B Convertible Preferred Stock;
WHEREAS, the Investors also hold (i) $8.0 million aggregate principal amount of 10% Convertible Subordinated Bridge Promissory Notes of the Company (collectively, the “MML Bridge Notes”) and (ii) $2.45 million aggregate principal amount of 10% Convertible Subordinated Promissory Notes of the Company (collectively, the “MML Convertible Notes”), each of which will have a fixed conversion price per common share of $0.4302, assuming no Qualified Equity Offering (as defined in such notes) occurs prior to June 30, 2010;
WHEREAS, the Company intends to file a Form 15 with the U.S. Securities and Exchange Commission (the “SEC”) to (i) terminate the registration of its securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) suspend its duty to file reports under Sections 13 and 15(d) of the Exchange Act (collectively, the “Proposal”);
WHEREAS, the parties hereto acknowledge the right of a holder of 90% or more of the voting power of the Shares to effectuate a “short form” merger under Section 253 of the Delaware General Corporation Law (the “DGCL”) pursuant to which, absent fraud or illegality, appraisal rights under Section 262 of the DGCL would be the only remedy of any minority stockholder of the Company; and
WHEREAS, the parties hereto have agreed to enter into this Agreement to provide for certain rights and obligations in respect of, among other things, the Shares.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investors agree as follows:
1. Definitions.
1.1 “Affiliate” shall mean, with respect to any specified Person, any other Person who directly or indirectly, controls, is controlled by or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.
1.2 “Board” shall mean the Board of Directors of the Company.

1.3 “Business Day” shall mean any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of Stamford or the City of San Antonio.
1.4 “Common Stock” means the Common Stock, par value $0.0001 per share, of the Company.
1.5 “Investors” initially means the Persons named in Exhibit A hereto, the Affiliates (other than the Company) of each of them, and any one of them, as the context may require.
1.6 “Person” shall mean a natural person, corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, bank, trust company, and trust, business trust or other organization, whether or not a legal entity, or a government or agency or any political subdivision thereof.
1.7 “Series A Convertible Preferred Stock” means the Series A Convertible Preferred Stock, par value $0.0001 per share, of the Company.
1.8 “Series B Convertible Preferred Stock” means the Series B Convertible Preferred Stock, par value $0.0001 per share, of the Company.
1.9 “Shares” shall mean shares of capital stock of the Company.
1.10 “Stockholder” shall mean each holder of Shares.
2. Standstill; Deferral; Insurance.
2.1 From the date hereof until December 31, 2010 (the “Standstill Period”), neither the Investors nor any of their Affiliates will, directly or indirectly, or otherwise participate in, (a) any acquisition of any shares of Common Stock or common stock of any of the Company’s subsidiaries, including through any tender offer or similar mechanism or (b) any transaction that would have the effect of the acquisition of such common stock, including for example a cash out merger or other business combination or a reverse stock split by the Company; provided, however, the foregoing limitations shall not apply if (i) notice of such proposed transaction is provided to the Company by such Investors or any of their Affiliates, (ii) such proposed transaction would not result in the Investors and/or their Affiliates owning 90% or more of the Company’s then outstanding Shares on a fully diluted basis (excluding the Common Stock represented by the Series A Preferred Stock, Series B Preferred Stock and MML Convertible Notes), and (iii) with respect to an acquisition under clause (a) above only, such acquisition is the result of an unsolicited offer made by a Stockholder to sell such Stockholder’s shares of Common Stock to one or more of the Investors or any of their Affiliates. Notwithstanding the foregoing, the first sentence of this Section 2.1 shall not apply with respect to (i) any capital funding provided by the Investors or their Affiliates that the Board determines in good faith is necessary to (A) avoid a pending or anticipated default under the existing loan agreements of the Company or any of its Subsidiaries, (B) support bonding lines critical to the business of the Company or any of its Subsidiaries, (C) provide additional working capital and general corporate expenses to the Company or any of its Subsidiaries in the event of a shortfall of unrestricted cash or (D) pay for costs specifically related to a critical project of the Company or any of its Subsidiaries, (ii) any transaction, such as a cash out merger or reverse split, that the Board determines in good faith is necessary to avoid the potential that the Company may revive its reporting obligations under Section 13 or Section 15(d) of the Exchange Act based on the number of its stockholders of record of Common Stock, warrants or units to purchase common stock and warrants, (iii) any acquisition of Common Stock by the Investors as a result of the conversion of any Company securities held by the Investors as of the date hereof or (iv) any acquisition effected with the approval of a special committee of the Board comprised solely of independent, disinterested directors. For avoidance of doubt, the first sentence of this Section 2.1 shall not apply and the Board shall deemed to be acting in good faith if it determines to take action under clause (ii) of the immediately preceding sentence where the Company has 200 or more holders of record for any of its Common Stock, warrants or units to purchase common stock and warrants. During the Standstill Period, the Investors agree not to request that the Company (or any of its directors, officers, employees or other representatives), directly or indirectly, amend or waive any material provision of this Agreement.
2.2 During the Standstill Period, the Investors agree to defer payment of accrued interest under the MML Convertible Notes and defer requests for reimbursement of certain legal costs incurred by the Investors in prior dealings with the Company.
2.3 From the date hereof until such time as the matters set forth in Section 5.1(b) have occurred, the Investors will use their reasonable best efforts to cause the Company to provide for continued D&O liability coverage at levels the Board determines in good faith are adequate.
3. Information; Stockholder Meetings.
3.1 From the date hereof until the date of the submission to the OTC Disclosure and News Service of the Company’s financial statements for the year ending December 31, 2010 (the “Reporting Period”), the Investors will use their reasonable best efforts to cause the Company to provide annual and quarterly financial statements through the OTC Disclosure and News Service as they becomes available, but no later than six months from the date of such reporting period. The parties agree that such annual and quarterly financial statements shall include, at a minimum, a balance sheet, an income statement and number of shares of Common Stock outstanding. The parties acknowledge that the submission of the Company’s financial statements for the year ending December 31, 2009 to the OTC Disclosure and News Service is not expected to occur until the middle of April 2010.
3.2 During the Reporting Period, the Investors will use their reasonable best efforts to cause the Company to continue to hold and conduct annual stockholders meetings pursuant to Delaware law, in form and substance substantially similar to those conducted during the two years prior to the date hereof; provided, however, the Company shall not be required to distribute a proxy statement in similar form and substance as that which had been distributed for meetings occurring during the two years prior to the date hereof.

4. Legends.
4.1 Each certificate representing Shares now or hereafter owned by an Investor shall be endorsed with the following legend:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS AGREEMENT BY AND BETWEEN THE COMPANY AND CERTAIN HOLDERS OF STOCK OF THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.”
4.2 The legend required by Section 4.1 shall be removed upon termination of this Agreement.
5. Termination.
5.1 Except as set forth in Section 2.3 and Section 5.2, this Agreement shall terminate upon the earlier to occur of any of the following:
(a) the written agreement of the Company and the Investors;
(b) the Investors (together with their Affiliates) collectively ceasing (i) to hold beneficially at least 10% of the Common Stock on a fully diluted basis and (ii) to have a representative on the Board;
(c) the Company’s failing to file with the SEC a Form 15 by 5:30 p.m. Eastern Time on March 31, 2010; or
(d) the date of the submission to the OTC Disclosure and News Service of the Company’s financial statements for the year ending December 31, 2010.
5.2 The provisions set forth in Section 6 below shall survive any termination of this Agreement.
6. Miscellaneous.
6.1 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware, without regard to principles of conflict of laws.
6.2 Amendment and Waiver. This Agreement may be amended or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Investors. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.3 Assignment of Rights. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives.
6.4 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) five (5) Business Days after having been sent by certified mail, return receipt requested, postage prepaid, or (iii) one (1) Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the party to be notified at the following addresses (or at such other address for a party as shall be specified by notice given in accordance with this Section):
(a)	if to the Company:

Argyle Security, Inc. 12903 Delivery Drive San Antonio, Texas 78247 Attention: Chief Executive Officer

(b)	if to the Investors:

c/o MML Capital Partners, LLC Stamford Harbor Park 333 Ludlow Street Stamford, Connecticut 06902 Attention: Robert Davies
6.5 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.
6.6 Attorneys’ Fees. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all reasonable fees, costs and expenses incurred in connection with enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys, which shall include, without limitation, all reasonable fees, costs and expenses of appeals.
6.7 Entire Agreement. This Agreement and the Exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

6.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
6.9 Specific Performance. The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto or to its heirs, personal representatives, or assigns by reason of a failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable. If any party hereto or its heirs, personal representatives or assigns institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought (i) hereby waives the claim or defense therein that such party or such personal representative has an adequate remedy at law, (ii) hereby waives any bond, surety, or other security that might be required of any other party with respect thereto, and (iii) shall not offer in any such action or proceeding the claim or defense that an adequate remedy at law exists
6.10 Indemnification. The Investors agree to indemnify, hold harmless and defend the Company’s directors from any breach of this Agreement by any of the Investors or any of their Affiliates.
[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date above first written.

ARGYLE SECURITY, INC.:
By:	/s/ Richard Watts
	Name:	Richard Watts
	Title:	Chief Financial Officer

THE INVESTORS: Mezzanine Management Fund IV A, LP
By:	/s/ Dudley R. Cottingham
	Name:	Dudley R. Cottingham
	Title:	Authorized Signatory

Mezzanine Management Fund IV Coinvest A, LP
By:	/s/ Dudley R. Cottingham
	Name:	Dudley R. Cottingham
	Title:	Authorized Signatory

[Signature Page to Standstill and Protective Measures Agreement]

EXHIBIT A
LIST OF INVESTORS
Mezzanine Management Fund IV A, LP
Mezzanine Management Fund IV Coinvest A, LP